3200 Bridge Parkway, Suite 102

Redwood City, CA 94065

(650) 654-4800 Phone

(650) 654-4804 Fax

September 19, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.E.

Washington, D.C. 20549

Re: Signature Devices, Inc.,

       CIK: 0001267919

       Registration Statement on Form 10-12G

       File No. 000-53349

       Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Signature Devices, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form 10-12G (SEC File No. 000-53349), together with all exhibits thereto (the “Registration Statement”).

No securities were sold or will be sold under the Registration Statement.  The application herein is made on the grounds that the Registrant has determined at this time not to proceed with the proposed Registration.

Please address any questions you may have to J. Bennett Grocock, The Business Law Group, 919 Outer Rd., Ste. A. Orlando, FL 32814, telephone number (407) 992-1101, facsimile number (407) 425-0032.

Thank you for your assistance with this matter.

Respectfully Submitted,

/s/ Kenneth L. Hurley_______

Kenneth L. Hurley

President